Exhibit 99.2

Æterna Zentaris Inc.

Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(expressed in thousands of US dollars)

Independent Auditors’ Report

To the Shareholders of

Æterna Zentaris Inc.

March 23, 2010

Independent Auditors’ Report

To the Shareholders of

Æterna Zentaris Inc.

We have completed integrated audits of Æterna Zentaris Inc.’s 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Æterna Zentaris Inc. as at December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive loss, accumulated other comprehensive income and deficit, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Internal control over financial reporting

We have also audited Æterna Zentaris Inc.’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing on page 45 of the 2009 Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial —reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Quebec City, Province of Quebec, Canada

(1) Chartered accountant auditor permit No. 11070

Æterna Zentaris Inc.

Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at December 31,
	2009	2008
	$	$
ASSETS
Current assets
Cash and cash equivalents	38,100	49,226
Short-term investments	—	493
Accounts receivable
Trade	2,444	3,425
Other	992	1,100
Income taxes	113	48
Inventory (note 9)	4,415	3,385
Prepaid expenses and other current assets	2,949	4,047
	49,013	61,724
Restricted cash (note 10)	878	—
Property, plant and equipment (note 11)	4,358	6,682
Deferred charges and other long-term assets (note 12)	4,733	5,959
Intangible assets (note 13)	17,034	23,894
Goodwill (note 14)	10,246	10,083
	86,262	108,342
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 15)	11,919	13,690
Income taxes	965	800
Deferred revenues	6,327	7,631
Current portion of long-term payable (note 8)	57	49
	19,268	22,170
Deferred revenues	45,919	54,433
Long-term payable (note 8)	143	172
Employee future benefits (note 16)	11,640	10,092
Other long-term liability	66	—
	77,036	86,867
Commitments and contingencies (note 24)
SHAREHOLDERS’ EQUITY
Share capital (note 17)	41,203	30,566
Warrants (note 17)	2,899	—
Other capital	79,943	79,669
Deficit	(127,538)	(102,814)
Accumulated other comprehensive income	12,719	14,054
	9,226	21,475
	86,262	108,342
Basis of presentation (note 2)
Evaluation of going concern (note 2)

Approved by the Board of Directors

Juergen Ernst, MBA Director	Gérard Limoges, FCA Director

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2009, 2008 and 2007

(expressed in thousands of US dollars, except share data)

	Common shares	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income	Total
	(number of)	$	$	$	$	$	$
Balance — December 31, 2006	53,169,470	168,466	—	6,226	(10,114)	14,301	178,879
Effect of the application of new accounting standards	—	—	—	—	(587)	(41)	(628)
Distribution of Atrium (note 6)	—	(137,959)	—	71,122	—	(5,624)	(72,461)
Net loss for the year	—	—	—	—	(32,296)	—	(32,296)
Foreign currency translation adjustments	—	—	—	—	—	13,783	13,783
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	—	51	51
Issuances pursuant to the stock option plan
For cash (note 17)	18,000	33	—	—	—	—	33
Ascribed value from Other capital	—	26	—	(26)	—	—	—
Disposal of shares of Echelon (note 7)	—	—	—	—	—	(754)	(754)
Stock-based compensation costs	—	—	—	1,984	—	—	1,984
Balance — December 31, 2007	53,187,470	30,566	—	79,306	(42,997)	21,716	88,591
Net loss for the year	—	—	—	—	(59,817)	—	(59,817)
Foreign currency translation adjustments	—	—	—	—	—	(7,655)	(7,655)
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	—	(7)	(7)
Stock-based compensation costs	—	—	—	363	—	—	363
Balance — December 31, 2008	53,187,470	30,566	—	79,669	(102,814)	14,054	21,475
Net loss for the year	—	—	—	—	(24,724)	—	(24,724)
Issuances pursuant to registered direct offerings, net of transaction costs (note 17)	9,902,484	10,637	2,899	—	—	—	13,536
Foreign currency translation adjustments	—	—	—	—	—	(1,332)	(1,332)
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	—	(3)	(3)
Stock-based compensation costs	—	—	—	274	—	—	274
Balance — December 31, 2009	63,089,954	41,203	2,899	79,943	(127,538)	12,719	9,226

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Accumulated Other Comprehensive Income and Deficit

(expressed in thousands of US dollars)

	As at December 31,
	2009	2008	2007
	$	$	$
Accumulated other comprehensive income:
Foreign currency translation adjustments	12,719	14,051	21,706
Variation in fair market value of short-term investments, net of income taxes	—	3	10
Accumulated Other Comprehensive Income	12,719	14,054	21,716
Deficit	(127,538)	(102,814)	(42,997)

Total Accumulated Other Comprehensive Income and Deficit	(114,819)	(88,760)	(21,281)

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Operations

For the years ended December 31,

(expressed in thousands of US dollars, except share and per share data)

	2009	2008	2007
	$	$	$
Revenues
License fees	42,221	8,504	12,843
Sales and royalties	20,957	29,462	28,825
Other	59	512	400
	63,237	38,478	42,068
Operating expenses
Cost of sales, excluding depreciation and amortization (note 9)	16,501	19,278	12,930
Research and development costs	44,217	57,448	39,248
Research and development tax credits and grants	(403)	(343)	(2,060)
Selling, general and administrative expenses	16,040	17,325	20,403
Depreciation and amortization
Property, plant and equipment (note 11)	3,285	1,515	1,562
Intangible assets (note 13)	7,555	5,639	4,004
Impairment of long-lived assets held for sale (note 8)	—	—	735
	87,195	100,862	76,822
Loss from operations	(23,958)	(62,384)	(34,754)
Other income (expenses)
Interest income	349	868	1,904
Interest expense	(5)	(118)	(85)
Foreign exchange gain (loss)	(1,110)	3,071	(1,035)
Loss on disposal of long-lived assets held for sale (note 8)	—	(35)	—
Loss on disposal of equipment	—	(44)	(28)
	(766)	3,742	756
Loss before income taxes from continuing operations	(24,724)	(58,642)	(33,998)
Income tax (expense) recovery (note 19)	—	(1,175)	1,961
Net loss from continuing operations	(24,724)	(59,817)	(32,037)
Net loss from discontinued operations (note 7)	—	—	(259)
Net loss for the year	(24,724)	(59,817)	(32,296)

Net loss per share from continuing operations
Basic and diluted	(0.43)	(1.12)	(0.61)
Net loss per share from discontinued operations
Basic and diluted	—	—	—
Net loss per share
Basic and diluted	(0.43)	(1.12)	(0.61)
Weighted average number of shares (note 21)
Basic and diluted	56,864,484	53,187,470	53,182,803

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Comprehensive Loss

For the years ended December 31,

(expressed in thousands of US dollars)

	2009	2008	2007
	$	$	$
Net loss for the year	(24,724)	(59,817)	(32,296)
Other comprehensive income (loss):
Foreign currency translation adjustments	(1,332)	(7,655)	13,783
Reclassification adjustment related to disposal of Echelon (note 7)	—	—	(754)
Variation in fair market value of short-term investments, net of income taxes	(3)	(7)	51

Comprehensive loss	(26,059)	(67,479)	(19,216)

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,

(expressed in thousands of US dollars)

	2009	2008	2007
	$	$	$
Cash flows from operating activities
Net loss for the year	(24,724)	(59,817)	(32,296)
Net loss from discontinued operations (note 7)	—	—	259
Net loss from continuing operations	(24,724)	(59,817)	(32,037)
Items not affecting cash and cash equivalents
Depreciation and amortization	10,840	7,154	5,566
Stock-based compensation costs	274	363	1,984
Future income taxes	—	—	(1,868)
Inventory write-down (note 9)	—	726	—
Employee future benefits	1,365	984	164
Amortization of deferred charges and other long-term assets	1,819	729	510
Amortization of deferred revenues	(13,506)	(6,213)	(7,012)
Accretion on long-term borrowings	—	—	82
Loss on disposal of long-lived assets held for sale	—	35	—
Loss on disposal of equipment	—	44	28
Impairment of long-lived asset held for sale	—	—	735
Foreign exchange loss (gain) on items denominated in foreign currency	1,098	(3,801)	641
Amortization of prepaid expenses and other non-cash items	15,192	10,179	8,632
Changes in operating assets and liabilities (note 18)	(16,496)	48,345	(3,087)
Net cash used in continuing operating activities	(24,138)	(1,272)	(25,662)
Net cash provided by discontinued operating activities (note 7)	—	—	132
Net cash used in operating activities	(24,138)	(1,272)	(25,530)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $1,244 (note 17)	14,256	—	—
Repayment of long-term debt and long-term payable	(51)	(784)	(751)
Issuance of shares pursuant to the exercise of stock options	—	—	33
Deferred share issue expenses	—	(408)	(366)
Net cash provided by (used in) continuing financing activities	14,205	(1,192)	(1,084)
Net cash used in discontinued financing activities (note 7)	—	—	(230)
Net cash provided by (used in) financing activities	14,205	(1,192)	(1,314)
Cash flows from investing activities
Purchase of short-term investments	—	(1,664)	(6,180)
Proceeds from sale and maturity of short-term investments	553	30,027	33,405
Increase in restricted cash (note 10)	(866)	—	—
Purchase of property, plant and equipment	(510)	(1,147)	(3,702)
Net proceeds from sale of long-lived assets held for sale	—	14,854	—
Proceeds from sale of property, plant and equipment	6	—	729
Purchases of amortizable intangible assets	(280)	(67)	(67)
Net cash provided by (used in) continuing investing activities	(1,097)	42,003	24,185
Net cash provided by discontinued investing activities (note 7)	—	—	2,238
Net cash provided by (used in) investing activities	(1,097)	42,003	26,423
Effect of exchange rate changes on cash and cash equivalents	(96)	(585)	1,337
Net change in cash and cash equivalents	(11,126)	38,954	916
Cash and cash equivalents – Beginning of year	49,226	10,272	9,356
Cash and cash equivalents – End of year	38,100	49,226	10,272
Cash and cash equivalents components:
Cash	33,100	13,256	10,195
Cash equivalents	5,000	35,970	77
	38,100	49,226	10,272

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1              Incorporation and nature of activities

Æterna Zentaris Inc. (“Æterna Zentaris” or the “Company”), incorporated under the Canada Business Corporations Act, is a global biopharmaceutical company focused on oncology and endocrine therapy with expertise in drug discovery, development and commercialization. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through marketed products.

2              Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 26, “Differences between Canadian and US GAAP”.

Evaluation of going concern, results of operations and management’s plans

The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1400, General Standards of Financial Statement Presentation, requires management to make an assessment of an entity’s ability to continue as a going concern, taking into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. Management’s assessment took into account the cash received in connection with the sale, in December 2008, of rights to future royalties (see note 5), the upfront payment received in connection with the development, commercialization and license agreement with sanofi-aventis U.S. LLC (“sanofi”) on March 5, 2009, discussed in note 4, and the net proceeds received in connection with the two registered direct offerings discussed in note 17, as well as the Company’s strategic plan and corresponding budgets for 2010 and projections for 2011 and 2012. As a result of this assessment, and despite the announcements in 2009 of negative results associated with our Phase 3 studies with cetrorelix in benign prostatic hyperplasia (“BPH”), management believes that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the next 12-month period from the balance sheet date.

Basis of consolidation

These consolidated financial statements include all companies in which the Company, directly or indirectly holds more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation from the date that control is transferred to the Company, while companies sold are excluded from the consolidation from the date that control ceases. The purchase method of accounting is used to account for acquisitions. All intercompany balances and transactions are eliminated on consolidation.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Investments in affiliated companies

Where applicable, investments in companies over which the Company exercises significant influence (generally where the Company holds 20% to 50% of the investee’s voting rights) but over which it does not exercise control are accounted for using the equity method. The Company’s share of its affiliated results of operations is recognized in the statement of operations.

Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported years. Significant estimates are generally made in connection with the calculation of revenues, research and development expenses, stock-based compensation costs, as well as in determining the allowance for doubtful accounts, inventory and provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options and warrants granted, employee future benefits and certain accrued liabilities. The Company bases its estimates on historical experience, where relevant, and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Foreign currency translation

Reporting currency

The Company uses the US dollar as its reporting currency. Assets and liabilities of the Company and of its self-sustaining subsidiaries whose functional currency is other than the US dollar are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Translation gains and losses are included in the consolidated statement of comprehensive loss.

Foreign currency transactions and remeasurement

The financial statements of integrated foreign operations and transactions denominated in currencies other than the functional currency are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured to their functional currency at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market, in which case, they are remeasured using the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Transaction gains and losses resulting from such remeasurement are reflected in the consolidated statement of operations.

Effective January 1, 2009, due to a change in economic facts and circumstances, the Company and its US subsidiary adopted the Euro (“EUR”) as their functional currency. This change did not result in any significant impact on the Company’s consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, excluding bank advances, as well as short-term, interest-bearing deposits either with a term of less than three months at the acquisition date or that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Short-term investments

Short-term investments consist mainly of notes and bonds which do not meet the Company’s definition of cash and cash equivalents.

In accordance with the requirements of CICA Handbook Section 3855, Financial Instruments, short-term investments are classified as available-for-sale investments. The Company recognizes transactions on the settlement date. These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in other comprehensive income. Upon the disposal or impairment of these investments, these gains or losses are reclassified to the consolidated statement of operations.

Inventory

Inventory is valued at the lower of cost and net realizable value, which is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined on a first-in, first-out basis. The cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method.

Restricted cash

Restricted cash includes a bank deposit related to the Company’s long-term lease obligation in Germany. See also note 10.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation. Depreciation is calculated using the following methods, annual rates and periods:

	Methods	Annual rates and period

Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Royalty sale transaction expenses and other deferred charges

The Company has deferred direct and incremental costs associated with its transaction to sell its future rights to a royalty stream and are accounted for as discussed in note 5.

Other deferred charges relate to upfront payments made related to research and development collaborations. These charges are included in deferred charges and other long-term assets and are amortized in the consolidated statement of operations over the duration of the research and development work related to the contracts.

Intangible assets

Intangible assets with finite useful lives consist of in-process research and development, acquired in business combinations, patents and trademarks, technology and other. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process research and development and patents, ten years for trademarks and from three to ten years for technology and other.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value of the reporting unit to which the goodwill is assigned may exceed the fair value of the reporting unit.

In the event that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Impairment of long-lived assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Impairment exists when the carrying value of the asset or asset group is greater than the undiscounted future cash flows expected to be provided by the asset or asset group. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which in turn is determined based upon discounted cash flows or appraised values, depending on the nature of assets.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Employee future benefits

The Company’s subsidiary in Germany maintains defined contribution and unfunded defined benefit plans as well as other benefit plans for its employees. Its obligations are accrued under employee benefit plans and the related costs. In this regard, the following policies have been adopted:

•      the cost of pension and other benefits earned by employees is actuarially determined using the projected unit credit method and benefit method prorated on length of service and management’s best estimate of salary escalation, retirement ages of employees and employee turnover;

•      the net actuarial gain (loss) of the benefit obligation is recorded in the consolidated statement of operations as it arises.

For defined contribution plans, the pension expenses recorded in the consolidated statement of operations is the amount of contribution the Company is required to pay for services rendered by employees.

Deferred revenues

Deferred revenues relate to the unamortized portion of the cash proceeds received in connection with the Company’s sale of future rights to a royalty stream.  Those proceeds are recognized as royalty revenue based on the “units-of-revenue” method, as discussed in note 5. Also included in deferred revenues are upfront payments received primarily in connection with license cooperation agreements.  Those payments are recognized as revenues, as discussed below.

Revenue recognition

The Company is currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligations and collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. This progress is based on estimates of total expected time or duration to complete the work, which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when there are no significant future performance obligations in connection with the milestones.

Royalty revenue, based on a percentage of sales of certain declared products sold by third parties, is recorded when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

The Company defers recognition of proceeds received in connection with the sale of rights to future royalties (see note 5) and recognizes these deferred revenues over the life of the license agreement, pursuant to the “units-of-revenue” method.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable and collection is reasonably assured.

Stock-based compensation costs

Since January 1, 2003, the Company accounts for all forms of employee stock-based compensation using the fair value-based method.

The fair value of stock options is determined on the date of grant using the Black-Scholes option pricing model and stock-based compensation costs are recognized over the vesting period of the options and credited to Other Capital, and any consideration received by the Company on the exercise of stock options is credited to Share Capital. Any Other Capital component of the stock-based compensation is transferred to Share Capital upon the issuance of shares.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the carrying amounts and tax bases of the assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No costs have been deferred during any of the periods presented.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Research and development tax credits and grants

The Company is entitled to scientific research and experimental development (“SR&ED”) tax credits granted by the Canadian federal government (“Federal”) and the government of the Province of Quebec (“Provincial”). Federal SR&ED tax credits are earned on qualified Canadian SR&ED expenditures at a rate of 20% and can only be used to offset Federal income taxes otherwise payable. Refundable Provincial SR&ED tax credits are generally earned on qualified salaries, subcontracting and university contract expenses incurred in the Province of Quebec, at a rate of 17.5% of eligible base amounts.

Additionally, the Company’s German subsidiary is entitled to research grants from the German Federal Ministry of Education and Research.  Funding is earned on qualified projects, and corresponding expenses are reimbursed at a rate of 50% of eligible base amounts.

Tax credits and grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred, provided that the Company has reasonable assurance the credits or grants will be realized.

Loss per share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and warrants. This method requires that diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3              New accounting standards and pronouncements

a)     Adopted in 2009

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard applies to the Company’s interim and annual financial statements for periods beginning on January 1, 2009. Adoption of this standard has not had any impact on the Company’s consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for accounting for business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Company has early adopted this

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. The Company has early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively, where applicable.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. The Company has early adopted this standard effective January 1, 2009 and has applied the provisions thereof retrospectively, without any impact on the Company’s consolidated financial statements.

In January 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company adopted EIC-173 on January 1, 2009, and such adoption did not have a material impact on the Company’s consolidated financial statements.

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.  The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. The Company early adopted these amendments on July 1, 2009, and such adoption did not have any impact on the consolidated financial statements.

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments—Disclosures (“CICA Handbook Section 3862”), to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises.  The amendments apply to annual financial statements for years ending after September 30, 2009. The Company has adopted these amendments, and there has been no significant impact on the consolidated financial statements. Additional required disclosures have been made where applicable.

b)     Not yet adopted

In December 2009, the EIC issued abstract EIC-175, “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, EIC-175 prohibits the use of the residual method. EIC-175 may be applied prospectively and is applicable to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact that this guidance may have on its consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

4                                         Development, commercialization and license agreement

On March 4, 2009, the Company entered into a development, commercialization and license agreement (the “Agreement”) with sanofi. The Agreement was for the development, registration and marketing of cetrorelix in BPH for the United States market. Under the terms of the Agreement, sanofi made an upfront nonrefundable license fee payment to the Company of $30,000,000. Also per the Agreement, the Company would have been entitled to receive certain payments upon achieving certain pre-established regulatory and commercial milestones as well as escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States.

As with similar prior arrangements, the Company applied the provisions of the EIC’s Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”, and had determined that all deliverables and performance obligations contemplated by the Agreement should be accounted for as a single unit of accounting, limited to amounts that were not contingent upon the delivery of additional items or the meeting of other specified performance conditions which were not known, probable or estimable at the time at which the Agreement was entered into.

On December 18, 2009, and following the Company’s announcement that its second Phase 3 study with cetrorelix in BPH did not reach its primary endpoint, the Company disclosed that it had received notice from sanofi to terminate the Agreement. As a result, the Company fully recognized the aforementioned upfront payment, as the culmination of the earnings process was deemed to be complete.

The Agreement also stipulated that certain development expenses incurred by the Company, including those costs associated with an open label extension study and with the establishment of a supply arrangement, were reimbursable, up to predetermined maximum amounts or limits, by sanofi. Total revenues were recognized on a gross basis and as corresponding reimbursable costs were incurred. During the year ended December 31, 2009, revenues recognized in connection with the reimbursable development activities amounted to approximately $2,135,000, and corresponding expenses totalled approximately $2,814,000 for the same period.

As a result of entering into the Agreement with sanofi, the Company paid a royalty to the Tulane Educational Fund (“Tulane”) pursuant to a license agreement whereby the Company obtained licenses to use Tulane’s patents to develop, manufacture, market and distribute various compounds, including cetrorelix. This royalty, amounting to $3,000,000, was charged in full to selling expenses during the year ended December 31, 2009 as a result of sanofi’s decision to terminate the Agreement.

5                                         Sale of Cetrotide® royalty stream

In June 2003, the Company amended certain provisions of a license and supply agreement with ARES Trading S.A. (“Merck Serono”) in which the latter was granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization (referred to as the License Agreement).  Under the License Agreement, Merck Serono agreed to pay certain lump-sum payments to the Company each calendar year up to and including December 31, 2010 as well as certain variable royalties through the expiry date of the Company’s underlying patent rights.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In November 2008, the Company entered into a purchase and sale agreement (“PSA”) with Cowen Healthcare Royalty Partners L.P. (“Cowen”) relating to the Company’s rights to royalties on future sales of Cetrotide® covered by the License Agreement.

In connection with the PSA, which was effective for royalty determination purposes on October 1, 2008 and finalized in December 2008, the Company received $52,500,000 from Cowen, less certain transaction costs of $1,000,000 that had been advanced by Cowen to certain third-party firms and institutions on the Company’s behalf, resulting in net proceeds of $51,500,000.  Under the terms of the PSA, the Company is entitled to an additional payment of $2,500,000 contingent on 2010 net sales of Cetrotide® reaching a specified level.

Per the PSA, if cetrorelix, the active compound in Cetrotide®, is approved for sale by European regulatory authorities in an indication other than in vitro fertilization, the Company has agreed to make a one-time cash payment to Cowen in an amount ranging from $5,000,000 up to a maximum of $15,000,000.  The amount which may be due to Cowen will be higher in proportion to the timing of the product’s receiving European regulatory approval; that is, the earlier the product receives regulatory approval, the higher the amount payable to Cowen will be. No payment was made or became payable during 2009.

Also per the PSA, for each calendar quarter in which a royalty rate reduction—defined as the actual reduction by Merck Serono, for any calendar quarter(s), of the rate applied in calculating variable royalties under the License Agreement, to amounts less than pre-established percentages—has occurred or is continuing, the Company will pay Cowen a quarterly make-whole payment in an amount equal to the lesser of (i) the variable royalties in respect of such quarter that would have been received by Cowen if the aforementioned royalty rate reduction had not occurred or been continuing, and (ii) the difference of $15,000,000 less Cowen’s net reduction payments, as defined. No make-whole payments were paid or became payable during 2009.

Pursuant to the aforementioned transactions, the Company has certain obligations in the royalty arrangement, including the supply of Cetrotide® to Merck Serono, the payment of royalties to a third party under the License Agreement, overseeing Merck-Serono’s compliance with the License Agreement, cooperation in handling any adverse claims or litigation involving the License Agreement and monitoring and defending any patent or trademark infringement.

The Company has recorded the proceeds, as per the provisions of guidance now codified as the United States Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 470, Debt, as deferred revenues, which are recognizable as royalty revenues over the life of the License Agreement under the “units-of-revenue” method. Under that method, periodic royalty revenues are calculated by multiplying the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono is expected to pay to Cowen over the term of the underlying arrangement by the royalty payments due to Cowen for the period.

The Company has recognized and will continue to recognize royalty expenses in each period based on the transaction costs, which have been capitalized as deferred charges in the accompanying balance sheets (see note 12), in the same manner and over the same period in which the related deferred revenues are recognized as royalty revenues.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

During the years ended December 31, 2009 and 2008, the Company recorded approximately $5,686,000 and $1,355,000, respectively as royalty revenues. During the years ended December 31, 2009 and 2008, the Company recorded $522,000 and $124,000, respectively, as royalty expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

6                                         Distribution of the remaining interest in Atrium Biotechnologies Inc.

On October 18, 2006, the Company closed a Secondary Offering in connection with its divestiture of Atrium Biotechnologies Inc., now Atrium Innovation Inc. (“Atrium”), and on December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all subordinate voting shares of Atrium held by the Company.

On January 2, 2007, the Company’s shareholders received approximately 0.2079 of an Atrium subordinate voting share for each one of their common shares. This special distribution was accounted for as a nonreciprocal transfer to shareholders measured at the carrying value of the investment in Atrium on that date. As the special distribution was considered as a taxable transaction for the Company and treated as a reduction of the stated capital for tax purposes, the share capital of the Company was reduced by the fair value of the Atrium shares distributed of $137,959,000, the long-term investment in Atrium of $57,128,000 was removed from the balance sheet, and the difference, taking into account the related income taxes of $15,333,000 and cumulative translation adjustment of $5,624,000, was recorded as Other Capital in the amount of $71,122,000.

7                                         Disposal of Echelon Biosciences Inc.

On November 30, 2007, the Company sold all issued and outstanding shares of Echelon Biosciences Inc. (“Echelon”) to Frontier Scientific, Inc. for an upfront payment of $2,600,000 and $600,000 of contingent consideration. From that date, Echelon was excluded from the consolidation, and all historical operations and cash flows recorded through the consolidation of Echelon until that date have been reported as discontinued operations. The contingent consideration was based on Echelon achieving specific sales levels in 2008 and 2009, though no contingent consideration is payable relative to either of those years.

For the year ended December 31, 2007, consolidated revenues and expenses of Echelon have been reclassified from continuing operations to discontinued operations, as follows:

$
Revenues	2,358
Net loss before the following items	(206)

Goodwill impairment	(500)
Loss on disposal of Echelon shares, net of cumulative translation adjustment	(44)
Income tax recovery	491
Net loss from discontinued operations	(259)

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

8                                         Long-lived assets held for sale

In September 2007, as part of its non-dilutive financing strategy using non-core assets, the Company decided to dispose of its building and land located in Quebec City, as well as certain equipment and its rights to intangible property, Impavido® (miltefosine).

In December 2007, management evaluated the net realizable value of the Quebec City building and land based on certain preliminary offers received from third parties. That evaluation resulted in the determination that the assets held for sale were impaired, and, accordingly, the Company recorded an impairment charge of $735,000 against the assets held for sale.

On March 1, 2008, the Company entered into a definitive purchase and sale agreement with respect to all rights related to the manufacture, production, distribution, marketing, sale and/or use of Impavido® (miltefosine) with Paladin Labs Inc., for an aggregate purchase price of approximately $9,200,000, payable in cash, subject to certain post-closing purchase price adjustments. The transaction, which closed on March 31, 2008, generated net cash proceeds of $8,309,000, resulting in a gain of $775,000.

On June 26, 2008, the Company sold the Quebec City building and land for a gross amount of $7,061,000, payable in cash. The net proceeds received amounted to $6,545,000, resulting in an additional loss on sale of $810,000.

In connection with the sale of the Quebec City building and land, the Company entered into a long-term lease agreement with the principal tenant of the building.  As part of the agreement, the Company agreed to pay the principal tenant CAN$300,000 (approximately $285,000) as an incentive and service fee.  This fee is included in the additional loss on sale, and the resulting payable is non interest-bearing and is due in bi-annual instalments of CAN$30,000 (approximately $28,500) through January 2013.

9                                         Inventory

	As at December 31,
	2009	2008
	$	$

Raw materials	2,998	2,367
Work in progress	1,417	682
Finished goods	—	336
	4,415	3,385

For the years ended December 31, 2009, 2008 and 2007, cost of sales, as presented in the accompanying consolidated statements of operations, represents almost exclusively the amount of inventory recognized as an expense during the year.

In December 2008, the Company wrote down certain inventory items, consisting predominantly of raw materials, to their estimated net realizable values. The adjustment, which amounted to approximately $726,000, was recorded as an additional cost of sales in the accompanying consolidated statement of operations.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

10                                  Restricted cash

In July 2009, following a mutual agreement between landlord and tenant, in replacement of a related bank guarantee, the Company transferred approximately $866,000 to a restricted cash account in support of its long-term lease obligation in Germany (see also note 24).  The fixed amount, including any interest earned thereon, is restricted for as long as the underlying lease arrangement has not expired and therefore cannot be utilized for current purposes as at December 31, 2009.

11                                  Property, plant and equipment

	As at December 31,
	2009		2008
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
	$	$	$	$

Equipment	9,941	6,831	9,384	4,737
Furniture and fixtures	1,653	1,382	1,394	410
Computer equipment	1,851	1,678	1,071	874
Leasehold improvements	1,232	428	1,139	285

	14,677	10,319	12,988	6,306
Less:
Accumulated depreciation	10,319		6,306

Net amount	4,358		6,682

Following the Company’s announcement that its second Phase 3 study with cetrorelix in BPH did not reach its primary endpoint and the subsequent termination of the Agreement with sanofi, as discussed in note 4, the Company determined that certain items of property, plant and equipment, utilized exclusively in the development activities related to cetrorelix, were no longer recoverable. As a result, an impairment charge, which was determined by applying a present value model, representing the full remaining carrying value of these assets, as summarized below, was recorded as additional depreciation expense in December 2009 in the accompanying consolidated statement of operations.

$
Equipment	1,044
Furniture and fixtures	900
Total impairment charge	1,944

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

12                                  Deferred charges and other long-term assets

	As at December 31,
	2009	2008
	$	$

Royalty sale transaction expenses (note 5)	4,205	4,655
Deferred charges	—	929
Other	528	375
	4,733	5,959

Included in the above deferred charges as at December 31, 2008 is $680,111 of costs related to the filing of a shelf prospectus. These charges were subsequently reclassified as a reduction of share capital and warrants in connection with the First Offering, as defined and discussed in note 17.

13                                  Intangible assets

	As at December 31,
	2009		2008
	Cost	Accumulated amortization	Cost	Accumulated amortization
	$	$	$	$

In-process research and development, patents and trademarks	41,715	24,681	42,146	18,391
Technology and other	—	—	767	628

	41,715	24,681	42,913	19,019

Less: Accumulated amortization	24,681		19,019

Net amount	17,034		23,894

Following the Company’s announcement that its second Phase 3 study with cetrorelix in BPH did not reach its primary endpoint and the subsequent termination of the Agreement with sanofi, as discussed in note 4, the Company determined that the carrying value of cetrorelix was no longer recoverable. As a result, an impairment charge, representing the full remaining carrying value of the intangible asset, or approximately $3,854,000, was recorded as additional amortization expense in December 2009 in the accompanying consolidated statement of operations.

Management also determined that ozarelix—another luteinizing hormone-releasing (“LHRH”) antagonist that, despite its different formulation, works on the same mechanism of action as cetrorelix—was impaired. Additionally, on January 27, 2010, Spectrum Pharmaceuticals, Inc. (“Spectrum”), to whom the Company had granted an exclusive license to develop and commercialize ozarelix for all potential indications in North America and India, announced that it had terminated its development program with ozarelix in BPH. Consequently, an impairment loss of approximately $1,422,000 was recorded as part of amortization expense, and all corresponding unamortized deferred revenues related to the use of ozarelix,

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

totalling approximately $1,606,000, were fully recognized in the 2009 consolidated statement of operations.

In June 2008, Ardana Bioscience Ltd. (“Ardana”), to whom the Company had granted an exclusive license for the development and commercialization of teverelix, an LHRH antagonist, communicated that it was entering into voluntary administration, and, consequently, clinical studies and future development efforts were suspended. The Company subsequently terminated the aforementioned agreement, upon which the cash recoverability of teverelix exclusively had depended. Given these facts, the Company determined that teverelix was impaired, and consequently, an impairment charge to amortize the full remaining carrying value of the intangible asset, or approximately $2,362,000, was recorded as additional amortization expense in the 2008 consolidated statement of operations, and the asset was written off. Additionally, the remaining balance of deferred revenues related to the use of teverelix, amounting to approximately $1,047,000, was fully recognized in the 2008 consolidated statement of operations.

Amortization expense for intangible assets in each of the next four fiscal years, excluding any impairment charges, is expected to amount to approximately $1,694,000 and to approximately $1,357,000 in 2014.

14                                  Goodwill

The change in the carrying value is as follows:

$

Balance as at December 31, 2007	10,492

Impact of foreign exchange rate changes	(409)

Balance as at December 31, 2008	10,083

Impact of foreign exchange rate changes	163

Balance as at December 31, 2009	10,246

15                                  Accounts payable and accrued liabilities

	As at December 31,
	2009	2008
	$	$

Trade payables	8,152	10,256
Salaries and employee benefits	587	899
Other accrued liabilities	3,180	2,535
	11,919	13,690

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16                                  Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

The following table provides a reconciliation of the changes in the plans’ accrued benefit obligations:

	Pension benefit plans			Other benefit plans
	2009	2008	2007	2009	2008	2007
	$	$	$	$	$	$

Obligation – Beginning of year	9,177	8,390	7,547	915	794	620

Current service cost	205	216	352	51	47	29
Interest cost	507	473	269	50	44	52
Actuarial loss (gain)	773	544	(490)	(19)	230	104
Benefits paid	(102)	(89)	(70)	(140)	(163)	(81)
Effect of foreign currency exchange rate changes	208	(357)	782	15	(37)	70

Obligation – End of year	10,768	9,177	8,390	872	915	794

Expenses recognized	1,485	1,233	131	82	321	185

The significant actuarial assumptions adopted to determine the Company’s accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	2009	2008	2007	2009	2008	2007
	%	%	%	%	%	%

Actuarial assumptions
Discount rate for expenses	5.30	5.60	4.50	5.30	5.60	4.50
Discount rate for liabilities	5.30	5.60	5.70	5.30	5.60	5.70
Pension benefits increase	2.00	2.00	2.00	2.00	2.00	2.00
Rate of compensation increase	2.75	2.75 to 3.75	2.75 to 3.75	2.75	2.75	2.75

The last actuarial reports give effect to the pension and postemployment benefit obligations as at December 31, 2009. The next actuarial reports are planned for December 2010.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In accordance with the assumptions used as at December 31, 2009, the future benefits expected to be paid can be presented as follows:

$
2010	327
2011	368
2012	505
2013	532
2014	538
2015 through 2019	3,161
5,431

Cash required in the next year to fund the plans will approximate the amount of expected benefits.

Defined contribution plans

Total expenses for the Company’s defined contribution plan in its German subsidiary amounted to approximately $334,400 for the year ended December 31, 2009 ($344,237 for 2008 and $285,824 in 2007).

The Company sponsors a matching defined benefit plan in its Canadian headquarters. Under this plan, the Company may contribute amounts equal to a percentage of employee contributions to the plan. During the years ended December 31, 2009 and 2008, matching contributions to the plan totalled $59,039 and $67,184, respectively. For the year ended December 31, 2007, the Company did not record any contributions.

The Company also sponsors a 401(k) plan in its US subsidiary. Under this plan, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make discretionary profit sharing contributions. During the years ended December 31, 2009 and 2008, matching contributions to the plan amounted to $42,128 and $69,155, respectively. During the year ended December 31, 2007, the Company did not record any contributions.

17                                  Share capital

The Company has authorized an unlimited number of common, voting (one vote per share) and participating shares with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class.

Common shares issued in connection with registered direct offerings

On June 23, 2009, the Company completed a registered direct offering of 5,319,149 units, with each unit consisting of one common share and a warrant to purchase 0.35 of a common share at a price of $1.88 per unit (the “First Offering”). The related warrants represent the right to acquire an aggregate of 1,861,702 common shares, as discussed below. The Company also granted warrants to the sole placement agent engaged in connection with the First Offering, as discussed below.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Total proceeds raised through the First Offering amounted to $10,000,000, less cash and non-cash transaction costs of $1,554,000. The purchasers in this offering were comprised of institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated June 18, 2009.

The Company granted a total of 5,319,149 warrants (the “First Investor Warrants”) to the institutional investors who participated in the First Offering. Each First Investor Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.06 per share. The First Investor Warrants are exercisable between September 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of an aggregate of 1,861,702 common shares of the Company.

The Company estimated the fair value attributable to the First Investor Warrants of $1,620,998 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. Transaction costs allocated to the First Investor Warrants amounted to approximately $247,000.

The First Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder would receive the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each First Investor Warrant. The Company will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the First Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at the Company’s option, have the right to require the holders thereof to exercise the First Investor Warrants, or, at the holder’s option, purchase the First Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Investor warrant on the date of the consummation of an aforementioned Fundamental Transaction.

The Company granted a total of 820,668 warrants (the “First Compensation Warrants”) to the sole placement agent and its designated representatives engaged in connection with the First Offering.  Each First Compensation Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.35 per share.  The First Compensation Warrants are exercisable between December 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of 287,234 common shares of the Company.

The Company estimated the fair value attributable to the First Compensation Warrants of $234,251 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, an expected dividend yield of 0.0% and an issue-date market share price of

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

$1.75.  The initial fair value of the First Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the First Offering.

The terms of the First Compensation Warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the First Investor Warrants discussed above.

On October 23, 2009, the Company completed a second registered direct offering of 4,583,335 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.20 per unit (the “Second Offering”). The related warrants represent the right to acquire an aggregate of 1,833,334 common shares, as discussed below. The Company also granted warrants to the sole placement agent engaged in connection with the Second Offering, as discussed below.

Total proceeds raised through the Second Offering amounted to $5,500,002, less cash transaction costs of approximately $410,000. The purchasers in this offering were new and existing institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated October 19, 2009.

The Company granted a total of 4,583,335 warrants (the “Second Investor Warrants”) to the institutional investors who participated in the Second Offering.  Each Second Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.25 per share.  The Second Investor Warrants are exercisable between October 23, 2009 and October 23, 2014, and, upon complete exercise, would result in the issuance of an aggregate of 1,833,334 common shares.

The Company estimated the fair value attributable to the Second Investor Warrants of $1,302,259 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 2.46%, expected volatility of 84.3%, an expected term of 5 years, dividend yield of 0.0% and an issue-date market share price of $1.09.  Transaction costs allocated to the Second Investor Warrants amounted to approximately $97,000.

The Second Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, as defined and discussed above. The Company will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the Second Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at the Company’s option, have the right to require the holders thereof to exercise their Second Investor Warrants, or, at the holder’s option, purchase the Second Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Second Investor Warrant on the date of the consummation of an aforementioned Fundamental Transaction.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company granted a total of 320,832 warrants (the “Second Compensation Warrants”) to the sole placement agent engaged in connection with the Second Offering.  Each Second Compensation Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share.  The Second Compensation Warrants are exercisable between April 23, 2010 and October 23, 2012, and, upon complete exercise, would result in the issuance of 128,333 common shares.

The Company estimated the fair value attributable to the Second Compensation Warrants of $86,653 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.57%, expected volatility of 103.4%, an expected term of 3 years, dividend yield of 0.0% and an issue-date market share price of $1.09.  The initial fair value of the Second Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the Second Offering.

The terms of the Second Compensation Warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the Second Investor warrants discussed above.

The Black-Scholes pricing model referred to above uses “Level 2” inputs in calculating fair value, as defined by CICA Handbook Section 3862, which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 inputs are those which are either directly or indirectly observable as of the reporting date and include financial instruments that are valued using models or other valuation methodologies, such as the Black-Scholes pricing model.

Share purchase warrants

Information that summarizes the activity related to the Company’s share purchase warrants for the year ended December 31, 2009 is provided below.

	Number	Weighted average exercise price (US$)

Balance – Beginning of year	—	—
Granted	4,110,603	1.70
Balance – End of year	4,110,603	1.70

Share purchase warrants exercisable – End of year	3,982,270	1.71

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following tables summarize the share purchase warrants outstanding and exercisable as at December 31, 2009:

	Warrants outstanding
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value

1.25	1,833,334	4.81	1.25	—
1.50	128,333	2.81	1.50	—
2.06	1,861,702	1.98	2.06	—
2.35	287,234	1.98	2.35	—

	4,110,603	3.27	1.70	—

	Warrants currently exercisable
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value

1.25	1,833,334	4.81	1.25	—
1.50	—	—	—	—
2.06	1,861,702	1.98	2.06	—
2.35	287,234	1.98	2.35	—

	3,982,270	3.28	1.71	—

Shareholder rights plan

On March 29, 2004, the Company adopted a shareholder rights plan (the “Rights Plan”). The continuation of the Rights Plan and its amendments and restatements were approved by the Board of Directors on March 5, 2007 and ratified on May 2, 2007 by the Company’s shareholders. The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including related parties, acquires or announces his/her or its intention to acquire more than twenty (20) percent of the outstanding common shares of the Company (as such shares may be redesignated or reclassified) without complying with the “permitted bid” provisions of the Rights Plan or without approval of the Company’s Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with any related parties, to purchase common shares of the Company at a fifty (50) percent discount to the market price of the Company’s shares at that time.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Stock option plan

In December 1995, the Company’s Board of Directors adopted a stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. The total number of common shares that may be issued under the Stock Option Plan cannot exceed 11.4% of the total number of issued and outstanding common shares at any given time.

In December 2009, 1,448,422 options were granted in Canadian dollars, and no options were granted in US dollars. Options granted under the Stock Option Plan expire after a maximum period of ten years following the date of grant. Options granted under the Stock Option Plan generally vest over a three-year period. However, most of the options granted in December 2009 vest over a period of 18 months.

Information that summarizes the activity under the Stock Option Plan is provided below.

Canadian dollar denominated awards

	Years ended December 31,
	2009		2008		2007
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance – Beginning of year (*)	4,490,759	3.28	4,136,092	3.83	3,490,092	4.00
Granted	1,448,422	0.95	735,000	0.59	815,000	3.24
Exercised	—	—	—	—	(18,000)	1.96
Forfeited	(15,000)	0.55	(165,000)	3.41	(151,000)	4.93
Expired	(3,593)	1.73	(215,333)	4.51	—	—

Balance – End of year	5,920,588	2.72	4,490,759	3.28	4,136,092	3.83

Options exercisable – End of year	3,898,844	3.66	3,462,441	3.91	3,300,593	4.02

(*)         Following the one-time distribution of the Company’s remaining interest in Atrium on January 2, 2007 (see note 6), as contemplated under the Stock Option Plan, the Company’s Board of Directors approved an equitable adjustment to all unexercised options outstanding. The adjustment was a reduction in the exercise price of all outstanding stock options of CAN$2.02 per common share.  Furthermore, in 2007 the Board of Directors approved the extension of the option period from one month to three years with respect to 875,000 options in connection with the departure of certain members of executive management.

The total intrinsic value for stock options exercised in 2007 was CAN$24,040. There is no tax benefit realized by the Company, since the compensation cost related to stock options is not deductible for income tax purposes.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following tables summarize the stock options outstanding and exercisable as at December 31, 2009:

	Options outstanding
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Global intrinsic value (CAN$)

0.55 to 1.72	2,168,422	9.59	0.83	184
1.73 to 1.82	1,014,500	5.05	1.77	—
1.83 to 3.54	863,500	4.24	3.22	—
3.55 to 4.92	790,333	4.04	4.09	—
4.93 to 8.88	1,083,833	3.77	5.99	—

	5,920,588	6.23	2.72	184

	Options currently exercisable
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Global intrinsic value (CAN$)

0.55 to 1.72	240,008	8.90	0.59	61
1.73 to 1.82	921,170	4.76	1.76	—
1.83 to 3.54	863,500	4.24	3.22	—
3.55 to 4.92	790,333	4.04	4.09	—
4.93 to 8.88	1,083,833	3.77	5.99	—

	3,898,844	4.48	3.66	61

US dollar denominated awards

	Years ended December 31,
	2009		2008		2007
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance – Beginning of year	313,334	2.76	870,000	2.79	—	—
Granted	—	—	—	—	870,000	2.79
Forfeited	(20,000)	1.78	(556,666)	2.80	—	—
Balance – End of year	293,334	2.83	313,334	2.76	870,000	2.79

Options exercisable – End of year	233,336	2.93	176,669	3.08	—	—

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Options outstanding
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value

1.82 to 1.87	115,000	7.94	1.82	—
1.88 to 3.96	178,334	7.33	3.48	—

	293,334	7.57	2.83	—

	Options currently exercisable
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value

1.82 to 1.87	78,335	7.94	1.82	—
1.88 to 3.96	155,001	7.31	3.50	—

	233,336	7.52	2.93	—

As at December 31, 2009, the total compensation cost related to unvested stock options not yet recognized amounted to $853,924 ($347,390 in 2008). This amount is expected to be recognized over a weighted average period of 1.44 years (1.56 years in 2008).

The Company settles stock options exercised through the issuance of common shares from treasury.

The factors considered in developing the assumptions used in the Black-Scholes option pricing model are the following:

a)              The risk-free interest rate is based on Canadian Government Bond constant maturity interest rate whose term is consistent with the expected life of the stock options.

b)             The historical volatility of the Company’s stock price as well as future expectations are used to establish the expected stock price volatility.

c)              The Company estimates the expected life of stock options based upon employee’s historical data related to the exercise of stock options and post-vesting employment terminations.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Assumptions used in determining stock-based compensation costs

The table below shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	Years ended December 31,
	2009	2008	2007

Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	130.9%	60.0%	57.2%
Risk-free annual interest rate	1.2%	1.98%	3.88%
Expected life (years)	1.50	3.04	4.62
Weighted average grant date fair value	CAN$0.55	CAN$0.25	US$1.93 and CAN$2.25

The Black-Scholes pricing model referred above uses “Level 2” inputs in calculating fair value, as defined by CICA Handbook Section 1862, except for options granted in 2009, to which the Company estimated the expected life using a “Level 3” input.

18                                  Supplemental disclosure of cash flow information

	Years ended December 31,
	2009	2008	2007
	$	$	$
Changes in operating assets and liabilities
Accounts receivable	1,098	4,353	1,371
Inventory	(864)	1,171	148
Prepaid expenses and other current assets	(14,478)	(10,234)	(9,340)
Deferred charges and other long-term assets	(472)	(4,689)	—
Accounts payable and accrued liabilities	(1,969)	(1,089)	5,340
Other long-term liability	66	—	—
Income taxes	123	775	(1,250)
Deferred revenues	—	58,058	644

	(16,496)	48,345	(3,087)

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

19                                  Income taxes

The reconciliation of the combined Canadian federal and Quebec provincial income tax rate to the income tax (expense) recovery from continuing operations is as follows:

	Years ended December 31,
	2009	2008	2007

Combined federal and provincial statutory income tax rate	30.90%	30.90%	32.02%

	Years ended December 31,
	2009	2008	2007
	$	$	$
Income tax recovery based on statutory income tax rate	7,640	18,120	10,886
Change in valuation allowance	(9,959)	(17,554)	(6,963)
Permanent difference attributable to the use of local currency for tax reporting	1,727	—	—
Minimum tax attributable to German subsidiary	—	(1,175)	—
Stock-based compensation costs	(85)	(112)	(635)
Share issue expenses not affecting earnings	354	—	—
Difference in statutory income tax rate of foreign subsidiaries	222	576	(16)
Permanent difference attributable to unrealized foreign exchange gain/loss	(291)	494	—
Change in enacted rates used	(89)	(985)	(1,345)
Other	481	(539)	34

	—	(1,175)	1,961

Loss before income taxes

The loss before income taxes from continuing operations is allocated as follows:

	Years ended December 31,
	2009	2008	2007
	$	$	$

Germany	(20,335)	(52,730)	(23,276)
Canada	(4,200)	(5,103)	(10,556)
United States	(189)	(809)	(166)

	(24,724)	(58,642)	(33,998)

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Years ended December 31,
	2009	2008	2007
	$	$	$

Income tax recovery (expense) is represented by:
Current	—	(1,175)	93
Future	—	—	1,868

	—	(1,175)	1,961

Current:
Foreign	—	(1,175)	93

Future:
Domestic	—	—	(284)
Foreign	—	—	2,152

	—	—	1,868

	—	(1,175)	1,961

Foreign operations are predominantly in Germany.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of future income tax assets and liabilities are as follows:

	As at December 31,
	2009	2008
	$	$
Future income tax assets
Current
Deferred revenues	713	2,459
Inventory	73	526
Other	108	—

	894	2,985

Long-term
Operating losses carried forward	27,461	15,543
Intangible assets	12,328	10,817
Research and development costs	10,484	8,961
Employee future benefits	1,014	747
Property, plant and equipment	702	576
Share issue expenses	374	129

	52,363	36,773

Valuation allowance	(50,350)	(36,581)

	2,013	192

	2,907	3,177

Future income tax liabilities
Current
Prepaid expenses and other current assets	175	—

	175	—

Long-term
Deferred charges and other long-term assets	1,343	1,566
Deferred revenues	1,089	528
Property, plant and equipment	262	330
Accounts receivable	—	65
Intangible assets	—	—
Investment tax credits	—	—
Other	38	688

	2,732	3,177

	2,907	3,177

Future income tax assets (liabilities), net	—	—

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As at December 31, 2009, the Company has estimated non-refundable research and development tax credits of $6,737,658 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2011 to 2028. No tax benefit has been accounted for in connection with those credits.

As at December 31, 2009, the Company had available operating losses in Canada. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

	Canada
	Federal	Provincial
	$	$

2010	7,343	—
2014	9,245	—
2015	6,542	30
2028	13,147	10,823
2029	6,309	6,285

	42,586	17,138

Furthermore, the Company has available operating losses in Germany, amounting to approximately $60,421,000, for which there is no expiry date, as well as in the United States, totalling $968,102 and expiring as follows:

United States
$

2027	175
2028	616
2029	177

968

The carryforwards and the tax credits claimed could be subjected to a review and a possible adjustment by tax authorities.

20           Segment information for continuing operations

Subsequent to the divestiture of Atrium (see note 6), the Company operates in one single operating segment, being the biopharmaceutical segment.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Information by geographic region

Revenues by geographic region are detailed as follows:

	Years ended December 31,
	2009	2008	2007
	$	$	$

United States	41,434	2,987	5,911
Europe
Switzerland	12,728	24,928	25,347
United Kingdom	35	3,823	5,343
Other	743	874	70
Japan	4,717	4,029	1,862
Other	3,580	1,837	3,535

	63,237	38,478	42,068

Revenues have been allocated to geographic regions based on the country of residence of the Company’s customers or partners.

Companies representing 10% or more of the Company’s revenues are as follows:

	Years ended December 31,
	2009	2008	2007
	%	%	%

Company 1	54	—	—
Company 2	21	66	59
Company 3	—	10	13

Net long-lived assets by geographic region are detailed as follows:

	As at December 31,
	2009	2008
	$	$

Germany	31,016	39,934
United States	551	615
Canada	71	110

	31,638	40,659

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

21           Loss per share

The information utilized in the computation of net loss per share, as presented in the accompanying consolidated statements of operations, is as follows:

	Years ended December 31,
	2009	2008	2007
	$	$	$

Net loss from continuing operations	(24,724)	(59,817)	(32,037)

Net loss from discontinued operations	—	—	(259)

Net loss	(24,724)	(59,817)	(32,296)

Basic weighted average number of shares outstanding	56,864,484	53,187,470	53,182,803

Dilutive effect of stock options	310,556	18,315	500,171

Diluted weighted average number of shares outstanding	57,175,040	53,205,785	53,682,974

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	5,493,922	4,069,093	3,164,499
Warrants (number of equivalent shares)	4,110,603	—	—
	9,604,525	4,069,093	3,164,499

For the years ended December 31, 2009, 2008 and 2007, the diluted net loss per share was the same as the basic net loss per share since the effect of the assumed exercise of stock options and warrants (2009 only) to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for the years presented was calculated using the basic weighted average number of shares outstanding.

22           Capital disclosures

The Company’s objective in managing capital, composed of shareholders’ equity and cash and cash equivalents, is to ensure sufficient liquidity to fund research and development activities, general and administrative expenses, working capital and capital expenditures.

The Company has endeavoured to optimize its liquidity needs by non-dilutive sources, including the sale of non-core assets and rights to future royalties, investment tax credits and grants, interest income, licensing, service and royalties. More recently, however, the Company has raised additional capital via the registered direct offerings discussed in note 17.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The capital management objective of the Company remains the same as that of previous years.  The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development pipeline.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

23           Financial instruments and financial risk management

Fair value

The Company has established the following classifications for its financial instruments in accordance with CICA Handbook Section 3862:

•                  cash and cash equivalents and restricted cash (2009 only) are classified under “Assets Held for Trading”;

•                  short-term investments (2008 only) are classified under “Available-for-Sale Assets”;

•                  accounts receivable are classified under “Loans and Receivables”; and

•                  accounts payable and accrued liabilities, long-term payable and other long-term liability are classified under “Other Financial Liabilities”.

The carrying values of all of the aforementioned financial instruments approximate their fair values due to their short-term maturity or to the prevailing interest rates of these instruments, which are comparable to those of the market.

Financial risk management

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks, are presented below.

a)            Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors its credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable.  Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Short-term investments (2008 only) consist of notes issued by high-credit quality corporations and institutions. Also, any accounts receivable balances due to the Company that are past due as at December 31, 2009 are insignificant, both individually and in the aggregate. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash, short-term investments and accounts receivable to be minimal.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

b)            Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the US dollar (“US$”) and the EUR exchange rates could have a potentially significant impact on the Company’s results of operations.  The following variations are reasonably possible over a 12-month period:

•                  Foreign exchange rate variation of -5% (depreciation of the EUR) and +5%

(appreciation of the EUR) against the US$, from a period-end rate of EUR1.00 = US$1.4272.

If these variations were to occur, the impact on the Company’s consolidated net loss for each category of financial instruments held at December 31, 2009 would be as follows:

	Carrying	Balances denominated in US$
	amount	-5%	+5%
	$	$	$
Assets
Cash and cash equivalents	27,244	1,362	(1,362)
Total impact on consolidated net loss - (increase)/decrease		1,362	(1,362)

c)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 22. The Company also manages liquidity risk by continuously monitoring actual and projected cash flow (note 2). The Board of Directors reviews and approves the Company’s operating and capital budgets, and reviews any material transactions outside of the normal course of business.

The Company’s investment policy ensures the safety and preservation of its principal, as outlined above, to ensure the Company’s liquidity needs are met.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

d)            Financial liabilities as at December 31, 2009

	Carrying Amount	2010	2011-2012	After 2012
	$	$	$	$

Accounts payable and accrued liabilities	11,919	11,919	—	—
Long-term payable	200	57	114	29
Other long-term liability	66	—	—	66
	12,185	11,976	114	95

24           Commitments, contingencies and guarantee

In addition to the long-term payable discussed in note 8, the Company is committed to various operating leases for its premises plus service and manufacturing contracts, as follows:

Year	Minimum Lease Commitments	Service & Manufacturing Commitments	Total Commitments
	$	$	$
2010	2,008	5,256	7,264
2011	2,015	1,545	3,560
2012	2,023	—	2,023
2013	1,973	—	1,973
2014	1,921	—	1,921
Thereafter	2,781	—	2,781
Total	12,721	6,801	19,522

As discussed in note 5, in connection with the PSA entered into with Cowen, the Company has agreed to make a one-time cash payment to Cowen in the event that cetrorelix is approved for sale by European regulatory authorities in an indication other than in vitro fertilization. Such a payment, which is not probable or reasonably estimable as at December 31, 2009, could range from $5,000,000 to a maximum of $15,000,000. Also as discussed in note 5, the Company could also be required to pay Cowen a quarterly make-whole payment.

Rent expense for operating leases, which may have escalating rentals over the term of the lease, are recorded on a straight-line basis over the term of the lease. The rent expense under the operating leases for the periods ended December 31, 2009, 2008 and 2007 was approximately $2,133,000, $1,700,647 and $1,937,000, respectively.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In October 2007, the Company entered into a $100,000 letter of credit agreement in favour of its landlord in the United States with respect to the Company’s long-term lease obligation. The amount of the letter of credit was reduced, in August 2009, to $75,000, as per the original landlord-tenant agreement, and is payable to the landlord in the event that the Company fails to perform any of its obligations under the related lease agreement.

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings mainly related to contract terminations, employee lay-offs and other employee-related matters. As at December 31, 2009, there are no known or anticipated contingencies or disputes pending against the Company.

25                                  Comparative figures

To conform to the presentation adopted in the current year, certain amounts from the prior year have been reclassified.

26                                  Differences between Canadian and US GAAP

The Company is required to reconcile its financial statements for significant measurement differences between Canadian GAAP and US GAAP. Furthermore, additional significant disclosures required under US GAAP and Regulation S-X of the Securities and Exchange Commission in the United States (“SEC”) are also provided in the accompanying consolidated financial statements and notes. The following summarizes the significant quantitative differences between Canadian and US GAAP, as well as other significant disclosures required under US GAAP and Regulation S-X of the SEC not already provided in the accompanying consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following summary sets out the material adjustments to the Company’s reported net loss, net loss per share and shareholders’ equity that would be made to conform with US GAAP:

Reconciliation of net loss to US GAAP

		Years ended December 31,
		2009	2008	2007
		$	$	$

Net loss for the year under Canadian GAAP		(24,724)	(59,817)	(32,296)
Variation in warrant liability, including amortization of transaction costs	(a)	1,557	—	—
Amortization of in-process research and development costs	(b)	6,373	3,747	1,546
Deferred taxes	(c)	—	—	(5,430)
Reclassification adjustment related to the sale of Echelon	(d)	—	—	(754)
Income tax effects of the above adjustments		—	—	(494)

Net loss for the year under US GAAP		(16,794)	(56,070)	(37,428)

Of which:

Net loss from continuing operations		(16,794)	(56,070)	(36,415)
Net loss from discontinued operations		—	—	(1,013)

Basic net loss per share		(0.30)	(1.05)	(0.70)
From continuing operations		(0.30)	(1.05)	(0.68)
From discontinued operations		—	—	(0.02)

Diluted net loss per share		(0.30)	(1.05)	(0.70)
From continuing operations		(0.30)	(1.05)	(0.68)
From discontinued operations		—	—	(0.02)

Weighted average number of shares (note 21) under US GAAP
Basic and diluted		56,864,484	53,187,470	53,182,803

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to US GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to US GAAP.

		As at December 31, 2009	As at December 31, 2008
		$	$

Shareholders’ equity in accordance with Canadian GAAP		9,226	21,475
Net impact of liability accounting for warrants	(a)	(1,351)	—
In-process research and development	(b)	(2,146)	(8,341)

Shareholders’ equity in accordance with US GAAP		5,729	13,134

Balance sheets

The following table summarizes the significant differences between pertinent additional balance sheet items under Canadian GAAP as compared to US GAAP as at December 31, 2009 and 2008:

		As at December 31, 2009		As at December 31, 2008
		As Reported	US GAAP	As Reported	US GAAP
		$	$	$	$
Warrant liability	(a)	—	1,351	—	—
Intangible assets	(b)	17,034	14,888	23,894	15,553

Statements of cash flows

For each of the years ended December 31, 2009, 2008 and 2007, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to US GAAP.

a)              Warrants

Under Canadian GAAP, the Company has classified and is accounting for all of its outstanding common share purchase warrants (see note 17) as equity, on the basis that these warrants do not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of these warrants. The conditional written put option that arises upon the occurrence of a Fundamental Transaction, as defined in all outstanding warrants and including a change in control, was not considered to be probable under the CICA’s Emerging Issues Committee Abstract No. 70, Presentation of a Financial Instrument Labelled as a Share When a Future Event or Circumstance May Affect the Issuer’s Obligations. Under US GAAP, the Company has determined that the common share purchase warrants are within the scope of guidance now codified as the FASB’s ASC Topic 480, Distinguishing Liabilities from Equity (“Topic 480”), and as such has classified and is

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

accounting for these instruments as a liability. Topic 480 states that financial instruments which contain a written put option, even if that repurchase feature is conditional on a defined contingency, should be classified as a liability if such contingency ultimately could result in the transfer of assets by the issuer.

The total warrant liability would be included for US GAAP purposes within the long-term liabilities section of the consolidated balance sheet and carried at fair value, less unamortized transaction costs. Any changes to the fair value of the warrant liability would be reflected within other income (expenses) in the consolidated statement of operations. There were no common share purchase warrants issued or outstanding during 2008 or 2007.

The table presented below shows the assumptions applied to the Black-Scholes pricing model in order to determine the fair value of all outstanding warrants as at December 31, 2009.

	First Investor Warrants and First Compensation Warrants	Second Investor Warrants	Second Compensation Warrants
Market-value per share price	$0.81	$0.81	$0.81
Risk-free annual interest rate	1.14%	2.59%	1.46%
Expected volatility	119.0%	83.7%	101.5%
Expected life (years)	2.0	4.8	2.8
Expected dividend yield	0.0%	0.0%	0.0%

The fair value of the Company’s warrant liability was determined using the Black-Scholes pricing model. The valuation methodology uses “Level 2” inputs in calculating fair value, as defined in guidance now codified as ASC Topic 820, Fair Value Measurements and Disclosures (“Topic 820”), which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 inputs are those which are either directly or indirectly observable as of the reporting date and include financial instruments that are valued using models or other valuation methodologies, such as the Black-Scholes pricing model.

b)              Research and development costs

Under US GAAP, prior to the issuance of Topic 805, as defined and discussed below, in-process research and development acquired in a business combination was required to be written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

c)              Deferred income taxes

This adjustment reflects differences related to the accounting for valuation allowance for US GAAP purposes that arise from timing differences.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

d)              Cumulative translation adjustment related to the sale of Echelon

Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment is recognized in income when there has been a reduction of a net investment in a foreign operation. Under US GAAP, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation of a net investment in a foreign operation, being the substantial or complete liquidation of the Company.

New accounting standards and pronouncements

The FASB’s ASC became effective July 1, 2009, and is now the single official source of authoritative, non-governmental, US GAAP. As a result, most references appearing below conform to the ASC.

i)     Adopted in 2009

ASC Topic 808, Collaborative Arrangements (“Topic 808”)

Topic 808 provides guidance for accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products. Topic 808 defines a collaborative arrangement as a contractual arrangement that involves a joint operating activity.  These arrangements involve two or more parties that are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A company may receive revenues and incur costs under such arrangements as well as make or receive payments from the other participant in the arrangement. Topic 808 concludes that revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal participant in the arrangement. Topic 808 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted the provisions of Topic 808 on January 1, 2009, and such adoption has not had any impact on the Company’s consolidated financial statements.

ASC Topic 805, Business Combinations (“Topic 805”)

In December 2007, the FASB issued guidance now codified as Topic 805, which is a revision of previously existing guidance on accounting for business combinations. Topic 805 retains the fundamental concept of the purchase method of accounting and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and non-controlling interests. Topic 805 is effective for fiscal years beginning after December 15, 2008. The Company will apply the provisions of Topic 805 to any business combinations entered into in the future.

ASC Topic 810, Consolidation (“Topic 810”)

In December 2007, the FASB issued guidance now codified as Topic 810, which changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. Topic 810 is effective prospectively to business combinations for which the acquisition date is on or after the beginning of

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

the first annual reporting period beginning on or after December 15, 2008. The Company will apply the provisions of Topic 810 to any business combinations entered into, where applicable, in the future.

ASC Topic 815, Derivatives and Hedging (“Topic 815”)

In March 2008, the FASB issued guidance now codified as Topic 815, which amends and expands the disclosure requirements outlined in previous authoritative literature. Topic 815 is effective for financial statements issued for periods beginning after November 15, 2008. The Company adopted Topic 815 on January 1, 2009, and there has been no impact on the Company’s consolidated financial statements.

ASC Topic 105, Generally Accepted Accounting Principles

In June 2009, the FASB issued guidance now codified as Topic 105, as the single source of authoritative non-governmental US GAAP. Topic 105 does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the ASC will be considered non-authoritative. These provisions of Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current fiscal reporting period. The adoption of this pronouncement did not have an impact on the Company’s financial condition or results of operations, but has and will continue to impact the Company’s financial reporting process by eliminating all references to pre-codification standards. On the effective date of Topic 105, the ASC superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the ASC became non-authoritative.

ASC Topic 855, Subsequent Events (“Topic 855”)

In May 2009, the FASB issued guidance now codified as Topic 855, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted Topic 855 in May 2009. Subsequently, in February 2010, the FASB amended this guidance in order to remove potential conflicts with corresponding literature issued by the SEC.  The Company adopted the amendments upon issuance.

ASC Topic 350, Intangibles-Goodwill and Other (“Topic 350”)

On April 25, 2008, the FASB issued guidance now codified as Topic 350, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under Topic 805. Topic 350 is effective for financial years beginning after December 15, 2008 and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

all intangible assets recognized as of, and subsequent to, the effective date. The Company adopted Topic 350 on January 1, 2009, and there has been no impact on the Company’s consolidated financial statements.

ASC Topic 825, Financial Instruments (“Topic 825”)

In April 2009, the FASB issued guidance now codified as Topic 825, which requires disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and requires those disclosures in summarized financial information at interim reporting periods. The Company adopted Topic 825 in April 2009, and such adoption has not had a significant impact on the Company’s consolidated financial statements.

Topic 805

On April 1, 2009, the FASB issued guidance now codified as Topic 805, which addresses application issues raised with respect to initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. Topic 805 is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt Topic 805, where relevant, for any future business combinations entered into.

Topic 820

In April 2009, the FASB issued guidance now codified as Topic 820, which provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. Topic 820 also includes guidance on identifying circumstances that indicate a transaction is not orderly. Topic 820 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009, while earlier adoption for periods ending before March 15, 2009, is not permitted. The Company adopted Topic 820 on April 1, 2009, and there has been no significant impact on the Company’s consolidated financial statements.

Topic 350

Topic 350 now includes implementation guidance in determining whether a component of an operating segment is a reporting unit and applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after
December 15, 2008. The Company will apply the provisions of Topic 350, where applicable, to any future business combinations entered into.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

ASC Topic 715, Compensation-Retirement Benefits (“Topic 715”)

On December 30, 2008, the FASB issued guidance now codified as Topic 715, which significantly expands the disclosures required by employers for postretirement plan assets. Topic 715 requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. Topic 715 also requires new disclosures similar to those in Topic 820, in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. This new guidance contained in Topic 715 is effective for periods ending after
December 15, 2009, and the pertinent disclosure requirements are annual and do not apply to interim financial statements. The Company adopted these amendments in December 2009, and such adoption has not resulted in any impact on the Company’s consolidated financial statements.

Topic 820

In August 2009, the FASB amended Topic 820 to provide clarification as to how to measure the fair value of liabilities in circumstances when a quoted price in an active market for the identical liability is not available. These amendments are effective for the first reporting period, including interim periods, beginning after the issuance of this guidance. Adoption of this guidance has not had a significant impact on the Company’s consolidated financial statements.

ii)    Not yet adopted

ASC Topic 860, Transfers and Servicing (“Topic 860”)

In June 2009, the FASB issued guidance now codified as Topic 860, which removes the concept of a qualifying special-purpose entity and the exception from applying Topic 810 to qualifying special-purpose entities. This guidance contained in Topic 860 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. Topic 860 must be applied to transfers occurring on or after the effective date. The Company does not expect that adoption of this guidance will have a significant impact on its consolidated financial statements.

Topic 810

In June 2009, the FASB issued guidance now codified as Topic 810, which amends the consolidation guidance for variable interest entities. Amendments include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity and changes to when it is necessary to reassess who should consolidate a variable-interest entity. This guidance is effective for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter. The Company does not believe that adoption of this guidance will have a significant impact on its consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

SEC Staff Accounting Bulletin (“SAB”) No. 112 (“SAB 112”)

In June 2009, the SEC issued SAB 112, which amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations, and in order to bring existing guidance into conformity with recent pronouncements by the FASB, namely, Topic 805 and Topic 810. SAB 112 will be effective upon publication in the Federal Register. The Company does not expect that adoption of this SAB will have a significant impact on its consolidated financial statements.

ASC Topic 605, Revenue Recognition (“Topic 605”)

In October 2009, the FASB amended Topic 605 to include a consensus ratified by the FASB’s Emerging Issues Task Force relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and requires, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact that this guidance may have on the Company’s consolidated financial statements.

Other disclosures

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of costs in the consolidated statements of operations. Under US GAAP, tax credits that reduce current income taxes payable are recorded in income taxes. These tax credits amounted to $nil in 2009, $nil in 2008 and $1,862,000 in 2007. This accounting difference has no impact on the net loss and the net loss per share figures for the reporting years.

Furthermore, under US GAAP, the future income tax assets related to the unrecognized tax credits totalled approximately $6,738,000 in 2009, $5,742,000 in 2008 and $7,004,000 in 2007. However, a valuation allowance corresponding to the same amounts has been accounted for in each of these years.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Long-lived assets

Under US GAAP, long-lived assets by geographic region only consist of property, plant and equipment which are detailed as follows:

	As at December 31,
	2009	2008
	$	$

Germany	3,736	5,968
United States	551	615
Canada	71	99

	4,358	6,682

Research and collaboration agreements

As part of its strategy to enhance development capabilities and to partially fund capital requirements, the Company has entered into research and development collaboration agreements with several pharmaceutical companies. Pursuant to these collaboration arrangements, the Company often receives upfront payments, license fees and milestone payments and has the potential to receive royalty payments in the future. Upfront payments are typically non-refundable, received upon the signature of an agreement, or shortly thereafter, and are amortized over the estimated corresponding research and development period. License fees typically are contractually obligated payments that the Company receives and uses to fund research and development activities over the term of collaboration and include milestone payments, as well as contract services. Milestone payments are contingent payments that are made upon the achievement of specified milestones, such as at the time of selection of candidates for drug development, the commencement or termination of clinical trials or the receipt of regulatory approvals and achievement of a certain level of sales. If drugs are successfully developed and commercialized as a result of collaboration agreements, the Company will receive royalty payments based upon a percentage of net sales of those drugs developed under the collaboration. Finally, contract service fees relate to research and development activities performed by the Company on behalf of the counterparty to the related arrangement and for which the Company has the right to receive compensation.

With the exception of the Agreement with sanofi, which is discussed in note 4, all other significant collaboration agreements are discussed below.

Ardana

In 2002, the Company had entered into a license and collaboration agreement with Ardana, a subsidiary of Ardana plc. Ardana was granted an exclusive worldwide license to develop and commercialize a growth hormone (“GH”) secretagogue. In light of Ardana’s having entered into voluntary administration, as discussed in note 13, the Company signed, in June 2009, an agreement with Ardana’s administrators to acquire all assets, including the rights previously transferred in 2002, related to the GH secretagogue.

Revenues recognized under the agreement with Ardana for the years ended December 31, 2009, 2008 and 2007 were $nil, approximately $197,000 and $3,000,000, respectively. No corresponding research and development costs were incurred by the Company under the agreement for any of the three years ended December 31, 2009.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In 2002, the Company granted an exclusive license to Ardana for the development and commercialization of teverelix, an LHRH antagonist, for all therapeutic uses worldwide with the exception of Japan, Korea and Taiwan. On April 2, 2004, Ardana acquired full worldwide rights and was assigned the intellectual property rights relating to teverelix and the underlying microcrystalline suspension technology for the use thereof. As discussed in note 13, this agreement was terminated by the Company in light of Ardana’s having entered into voluntary administration.

Revenues recognized under this agreement with Ardana for the years ended December 31, 2009, 2008 and 2007 were $nil, approximately $3,621,000 and $3,500,000, respectively. Corresponding research and development costs incurred under the agreement for the years ended December 31, 2009, 2008 and 2007 were $nil, approximately $61,000 and $100,000, respectively.

Keryx Biopharmaceuticals, Inc.

The Company is party to a license and collaboration agreement with Keryx Biopharmaceuticals, Inc. (“Keryx”). Under the terms of this agreement, Keryx undertakes, at its own cost, all development activities necessary to obtain regulatory and marketing approvals of perifosine, a signal transduction inhibitor, for all uses in the United States, Canada and Mexico. The agreement provides for, among other things, the availability of data generated by both parties free of charge. In September 2002, the Company received an upfront payment of approximately $500,000 and is eligible to receive payments of up to an aggregate of $18,300,000 upon Keryx’s successful achievement of clinical development and regulatory milestones, in addition to scale-up royalties (from high single to low double-digit) on future net sales in the United States, Canada and Mexico.

Revenues recognized under the agreement with Keryx for the years ended December 31, 2009, 2008 and 2007 were approximately $128,000, $410,000 and $1,700,000, respectively.

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2009, 2008 and 2007 were approximately $154,000, $448,000 and $900,000, respectively.

Nippon Kayaku Co. Ltd.

In 2006, the Company entered into a licensing and collaboration agreement with Nippon Kayaku Co. Ltd. (“Nippon Kayaku”). Under the terms of the agreement, Nippon Kayaku was granted an exclusive license to develop and market ozarelix, an LHRH antagonist, for all potential oncological indications in Japan. In return, the Company received approximately $1,900,000 as an upfront payment upon signature. The agreement provides for, among other things, the availability of data generated by both parties free of charge. The Company is entitled to receive payments of up to an aggregate of approximately $23,800,000 upon Nippon Kayaku’s successful achievement of clinical development, regulatory milestones and a certain level of sales, in addition to low double-digit royalties on potential net sales. In turn, as indicated below regarding the related agreement, Spectrum is entitled to receive fifty percent of any upfront, milestone payments and royalties received from any research and collaboration agreement signed by the Company for the development and commercialization of ozarelix in Japan.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Revenues recognized under the agreement for the years ended December 31, 2009, 2008 and 2007 were approximately $882,000, $445,000 and $500,000, respectively. Corresponding research and development costs incurred under the agreement for the years ended December 31, 2009, 2008 and 2007 were approximately $397,000, $nil and approximately $100,000, respectively.

Shionogi and Co.

In 1995, the Company entered into a research and collaboration agreement with Shionogi and Co. (“Shionogi”). The Company granted Shionogi a license to develop, use, commercialize and manufacture cetrorelix in Japan and for all human indications. Under the agreement, Shionogi is responsible, at its own cost, for all activities necessary to obtain regulatory and marketing approvals for cetrorelix. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received approximately $1,400,000 as an upfront payment and was eligible to receive milestone payments of up to an aggregate of approximately $7,100,000 upon Shionogi’s successful achievement of clinical development and regulatory milestones. To date, the Company has received approximately $5,800,000 of these milestone payments. Since the development of cetrorelix is completed in in vitro fertilization (“IVF”), Control Ovarian Stimulation (“COS”) and Assisted Reproductive Technology (“ART”) in Japan, and given the other events related to cetrorelix in BPH, discussed in notes 4 and 13, the Company does not expect to receive any additional milestone payments or any other development revenues under this agreement.

Revenues recognized under the agreement with Shionogi for the years ended December 31, 2009, 2008 and 2007 were approximately $2,262,000, $1,000 and $nil, respectively.

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2009, 2008 and 2007 were approximately $838,000, $13,000 and $nil, respectively.

Solvay Pharmaceuticals BV

In 2002, the Company entered into a research and collaboration agreement with Solvay Pharmaceuticals BV, a subsidiary of Solvay SA (“Solvay”). The Company granted Solvay an exclusive license to develop, use, commercialize and manufacture cetrorelix worldwide (ex-Japan) and for all indications excluding IVF/COS/ART. This agreement, as subsequently amended, was terminated in May 2007.

Revenues recognized under the agreement with Solvay for the year ended December 31, 2007 were approximately $2,000,000, and corresponding research and development costs incurred for the same period were approximately $1,900,000.

Spectrum

In 2004, the Company entered into a licensing and collaboration agreement with Spectrum for ozarelix, an LHRH antagonist. Under the terms of the agreement, the Company granted Spectrum an exclusive license to develop and commercialize ozarelix for all potential indications in North America and India. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received approximately $2,400,000 as an upfront payment, of which approximately $1,200,000 was paid in cash and the balance paid through the issuance of shares of the capital of Spectrum. The Company is entitled to receive payments of up to an aggregate

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

of approximately $24,400,000 upon Spectrum’s successful achievement of clinical development and regulatory milestones, in addition to royalties (scale-up royalties from high single to low double-digit) on potential net sales. In consideration of the amounts paid by Spectrum under this agreement, Spectrum is entitled to receive fifty percent of any upfront, milestone payments and royalties received from any research and collaboration agreement signed by the Company for the development and commercialization of ozarelix in Japan.

As discussed in note 13, on January 27, 2010, Spectrum announced that it had terminated its development program with ozarelix in BPH. Also as discussed in note 13, management determined that ozarelix was fully impaired, and, consequently, all remaining deferred revenues related to the use of ozarelix, including those deferred revenues related to the agreement with Spectrum, were fully recognized in the Company’s 2009 consolidated statement of operations.

Revenues recognized under the agreement with Spectrum for the years ended December 31, 2009, 2008 and 2007 were approximately $860,000, $678,000 and $1,900,000, respectively. Corresponding research and development costs incurred under the agreement for the years ended December 31, 2009, 2008 and 2007 were approximately $109,000, $255,000 and $600,000, respectively.

Tulane

In 2002, the Company signed license agreements with Tulane with regard to various compounds, including cetrorelix. Under the agreements, the Company obtained exclusive worldwide licenses to use Tulane’s patents to develop, manufacture, market and distribute these compounds.

The agreements provide for the payment by the Company of single-digit royalties on future worldwide net sales for all indications except BPH, for which the payment of low single-digit royalties is required. Tulane is entitled to receive a low double-digit royalty on any lump sum, periodic or other cash payments received by the Company from sub-licensees.

Costs incurred under the agreements with Tulane for the years ended December 31, 2009, 2008 and 2007 were approximately $4,703,000, $311,000 and $100,000, respectively. The expense recognized in 2009 notably includes the royalty paid by the Company in connection with the Agreement entered into with, and subsequently terminated by, sanofi (see note 4).